[HECKMANN CORPORATION LETTERHEAD]

December 22, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Heckmann Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed December 8, 2011

File No. 333-177343

Dear Mr. Schwall:

On behalf of Heckmann Corporation (the “Company”), I am pleased to respond as follows to the comment letter, dated December 21, 2011 (the “Comment Letter”), received by us from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

This letter is being submitted in response to the Comment Letter. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement filed on the date hereof (“Amendment No. 2”). For your convenience, I have enclosed with this letter a clean copy of Amendment No. 2 and a copy of Amendment No. 2 marked to show changes from the Registration Statement.

Shown below are specific responses to the numbered paragraphs contained in the Comment Letter (with such responses numbered to reflect the comment letter paragraph it is responsive to). For your convenience, I have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Item 22. Undertakings, page II-1

1.	We note your response to comment 2 in our letter dated November 10, 2011, and re-issue such comment. In that regard, we note that you have not included the undertakings required by Item 22(b) – (c) of Form S-4. Please revise.

Response: The Company has revised the undertakings in accordance with the Staff’s comment.

Closing Comments

In response to the Staff’s request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding this letter, the Amendment, or any related matters, please do not hesitate to contact me at (412) 329-7275.

Very truly yours,

/s/ Damian C. Georgino
Damian C. Georgino
Executive Vice President, Corporate Development and Chief Legal Officer

cc:	James J. Barnes
Nicholas A. Bonarrigo
Eulalia M. Mack
(Reed Smith LLP)